EXHIBIT 99.1

Colliers Reports First Quarter Results

2026 starts with solid momentum across all service lines

First quarter operating highlights:

	Three months ended
	March 31
(in millions of US$, except EPS)	2026	2025

Revenues	$1,313.5	$1,141.2
Net Revenues (note 1)	1,150.1	993.7
Adjusted EBITDA (note 2)	124.8	116.0
Adjusted EPS (note 3)	0.91	0.87

GAAP operating earnings	35.0	31.6
GAAP diluted net loss per share	(0.47)	(0.08)

TORONTO, May 05, 2026 (GLOBE NEWSWIRE) -- Colliers International Group Inc. (NASDAQ and TSX: CIGI) (“Colliers” or the “Company”) today announced financial results for the first quarter ended March 31, 2026. All amounts are in US dollars.

First quarter consolidated revenues were $1.31 billion, up 15% (12% in local currency), net revenues were $1.15 billion, up 16% (12% in local currency) and Adjusted EBITDA (note 2) was $124.8 million, up 8% (8% in local currency) compared to the prior year quarter. Consolidated internal revenue growth measured in local currencies was 7% (note 5) versus the prior year quarter. Adjusted EPS (note 3) was $0.91, an increase of 5% over the prior year quarter. Adjusted EPS was not significantly impacted by changes in foreign exchange rates. GAAP operating earnings were $35.0 million compared to $31.6 million in the prior year quarter. The GAAP diluted net loss per share was $0.47, compared to $0.08 in the prior year quarter. First quarter GAAP diluted net loss per share was not significantly impacted by changes in foreign exchange rates.

The Company generated approximately 70% of its earnings from resilient businesses – Engineering, Project Management, Investment Management, Property Management, Loan Servicing, and Valuation & Advisory (note 8). Free cash flow (note 4) was $246.7 million for the trailing twelve-month period, slightly below the Company’s target range, as a result of working capital movements during the first quarter.

“Colliers delivered a strong start to 2026, demonstrating the strength and durability of our diversified professional services and investment management platform. We executed to plan in a still-uneven operating environment, with continued momentum in our resilient businesses and ongoing improvement in Commercial Real Estate transaction activity. Importantly, our results underscore the platform we’ve built – a global business designed to perform through every stage of the economic cycle. During the quarter, we strengthened our leadership team to capitalize on expanding opportunities across Commercial Real Estate and Engineering. We enhanced our financial flexibility with $400 million of long-term debt financing and we extended our revolving credit facility – positioning us to integrate the acquisition of Ayesa Engineering, which we expect will close later this quarter. Our world-class leadership team remains focused on delivering durable growth and long-term shareholder value,” said Jay S. Hennick, Global Chairman and CEO.

About Colliers
Colliers (NASDAQ, TSX: CIGI) is a global diversified professional services and investment management company operating through three industry leading businesses: Commercial Real Estate, Engineering, and Investment Management. With greater than a 30-year track record of consistent growth and strong recurring cash flows, we scale complementary, high-value businesses that provide essential services across the full asset lifecycle.

Our unique partnership philosophy empowers exceptional leaders, preserves our entrepreneurial culture, and ensures meaningful inside ownership — driving strong alignment and sustained value creation for our shareholders.

With $5.7 billion in annual revenues, 24,000 professionals, and $109 billion in assets under management, Colliers is committed to accelerating the success of our clients, investors, and people worldwide. Learn more at corporate.colliers.com.

Segment Reporting Change
The Company has realigned its Commercial Real Estate and Engineering segments to reflect the new management reporting lines under Christian Mayer and Elias Mulamoottil effective in the first quarter of 2026. Accordingly, the legacy local project management operations, which primarily serve leasing and occupier clients, are now reported in the Commercial Real Estate segment for all periods presented. Institutional project management operations remain in the Engineering segment. Recast historical segment data can be found at corporate.colliers.com. There were no changes to the Investment Management or Corporate segments.

Segmented First Quarter Results
Commercial Real Estate revenues for the seasonally slow first quarter totalled $841.2 million, up 14% (up 11% in local currency) versus the prior year quarter. Net revenues were $736.3 million, up 16% (up 13% in local currency). Capital Markets revenues were up 47% with strong growth across all geographies, led by the US and EMEA. Leasing generated solid growth, up 11% largely driven by the US on continued strength in industrial and office asset classes. Taken together, transactional services were up 25% over the prior year showing meaningful recovery. Outsourcing revenues (including property management, valuation & advisory, loan servicing and local project management) were up modestly. Adjusted EBITDA was $46.2 million, up 18% (20% in local currency) versus the prior year quarter. The net margin increased on operating leverage from higher transactional revenues, partially offset by continued strategic investments in recruiting across the segment. The GAAP operating earnings were $16.5 million, relative to $13.8 million in the prior year quarter.

Engineering revenues totalled $336.8 million, up 23% (18% in local currency) compared to the prior year quarter. Net revenues (excluding subconsultant and other pass-through costs) were $284.3 million, up 18% (13% in local currency) driven by a combination of recent acquisitions and solid internal growth. Adjusted EBITDA was $26.9 million, up 12% (9% in local currency) over the prior year quarter, with the net margin down slightly on lower utilization in certain end-markets. The GAAP operating earnings were $2.5 million relative to a loss of $3.3 million in the prior year quarter.

Investment Management revenues were $135.3 million, up 7% (6% in local currency) relative to the prior year quarter. Net revenues (excluding pass-through performance fees) were $129.3 million, up 8% (8% in local currency) driven by the favourable impact of a recent acquisition. Adjusted EBITDA was $50.6 million, down 8% (9% in local currency) compared to the prior year quarter, reflecting planned ongoing investments in global fundraising as well as streamlining and integration initiatives to unify the business under the Harrison Street Asset Management (“HSAM”) brand, which are expected to continue for the next two quarters. These initiatives are intended to support the continued growth and scaling of HSAM, with long-standing, cycle-tested expertise and a consistent track record of success across its diverse investment strategies. GAAP operating earnings were $15.4 million in the quarter versus $32.9 million in the prior year quarter. Total assets under management were $109.3 billion as of March 31, 2026, up 9% from March 31, 2025.

Unallocated global corporate Adjusted EBITDA was $1.2 million, compared to a cost of $2.2 million in the prior year quarter. The corporate GAAP operating earnings were $0.7 million compared to a cost of $11.9 million in the prior year quarter.

2026 Outlook
The Company’s outlook for 2026 remains unchanged and includes the impact of Ayesa Engineering, which is expected to close in late May. The outlook drivers by segment are also unchanged and are described in the accompanying earnings call presentation.

The financial outlook is based on the Company’s best available information as of the date of this press release, and remains subject to change based on numerous macroeconomic, geopolitical, international trade, health, social and related factors. The outlook does not include any further acquisitions.

Conference Call
Colliers will be holding a conference call on Tuesday, May 5, 2026 at 11:00 a.m. Eastern Time to discuss the quarter’s results. The call will be simultaneously web cast and can be accessed live or after the call at corporate.colliers.com in the Events section.

Forward-looking Statements
This press release includes or may include forward-looking statements. Forward-looking statements include the Company’s financial performance outlook and statements regarding goals, beliefs, strategies, objectives, plans or current expectations. These statements involve known and unknown risks, uncertainties and other factors which may cause the actual results to be materially different from any future results, performance or achievements contemplated in the forward-looking statements. Such factors include: economic conditions, especially as they relate to commercial and consumer credit conditions and consumer spending, particularly in regions where the business may be concentrated; commercial real estate and real asset values, vacancy rates and general conditions of financial liquidity for real estate transactions; trends in pricing and risk assumption for commercial real estate services; the effect of significant movements in capitalization rates across different asset types; a reduction by companies in their reliance on outsourcing for their commercial real estate needs, which would affect revenues and operating performance; competition in the markets served by the Company; the utilization of artificial intelligence (AI) and machine learning technologies, including associated impacts on the Company’s services, competitive environment, ability to hire/retain specialized talent, cybersecurity, and legal and governance risks; the ability to attract new clients and to retain clients and renew related contracts; the ability to attract new capital commitments to Investment Management funds and retain existing capital under management; the ability to retain and incentivize employees; increases in wage and benefit costs; the effects of changes in interest rates on the cost of borrowing; unexpected increases in operating costs, such as insurance, workers’ compensation and health care; changes in the frequency or severity of insurance incidents relative to historical experience; the effects of changes in foreign exchange rates in relation to the US dollar on the Company’s Canadian dollar, Euro, Australian dollar and UK pound sterling denominated revenues and expenses; the impact of pandemics on client demand for the Company’s services, the ability of the Company to deliver its services and the health and productivity of its employees; the impact of global climate change; the impact of political events including elections, referenda, trade policy changes, immigration policy changes, hostilities, war and terrorism on the Company’s operations; the ability to identify and make acquisitions at reasonable prices and successfully integrate acquired operations; the ability to execute on, and adapt to, information technology strategies and trends; the ability to comply with laws and regulations, including real estate investment management and mortgage banking licensure, labour and employment laws and regulations, as well as the anti-corruption laws and trade sanctions; and changes in government laws and policies at the federal, state/provincial or local level that may adversely impact the business.

Additional information and risk factors identified in the Company’s other periodic filings with Canadian and US securities regulators are adopted herein and a copy of which can be obtained at www.sedarplus.ca. Forward looking statements contained in this press release are made as of the date hereof and are subject to change. All forward-looking statements in this press release are qualified by these cautionary statements. Except as required by applicable law, Colliers undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Summary unaudited financial information is provided in this press release. This press release should be read in conjunction with the Company's consolidated financial statements and MD&A to be made available on SEDAR+ at www.sedarplus.ca.

This press release does not constitute an offer to sell or a solicitation of an offer to purchase an interest in any fund.

Colliers International Group Inc.
Condensed Consolidated Statements of Earnings
(in thousands of US$, except per share amounts)
	Three months
	ended March 31
(unaudited)	2026	2025
Revenues	$1,313,472	$1,141,170

Cost of revenues	789,535	688,490
Selling, general and administrative expenses	405,048	348,293
Depreciation	20,301	18,647
Amortization of intangible assets	47,699	44,755
Acquisition-related items (1)	15,353	9,381
Loss on disposal of operations	531	-
Operating earnings	35,005	31,604
Interest expense, net	22,868	22,548
Equity earnings from non-consolidated investments	(7,271)	(3,734)
Other (income) expense	368	(840)
Earnings before income tax	19,040	13,630
Income tax	8,261	4,712
Net earnings	10,779	8,918
Non-controlling interest share of earnings	4,291	5,729
Non-controlling interest redemption increment	30,518	7,448
Net loss attributable to Company	$(24,030)	$(4,259)

Net loss per common share

Basic	$(0.47)	$(0.08)
Diluted	$(0.47)	$(0.08)

Adjusted EPS (2)	$0.91	$0.87

Weighted average common shares (thousands)
Basic	51,104	50,615
Diluted	51,104	50,615

Notes to Condensed Consolidated Statements of Earnings
(1) Acquisition-related items include contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs.
(2) See definition and reconciliation below.

Colliers International Group Inc.
Condensed Consolidated Balance Sheets
(in thousands of US$)

	March 31,	December 31,	March 31,
(unaudited)	2026	2025	2025

Assets
Cash and cash equivalents	$201,567	$207,902	$186,319
Restricted cash (1)	47,028	48,981	54,942
Accounts receivable and contract assets	1,008,293	990,329	823,800
Mortgage warehouse receivables (2)	203,511	140,095	87,997
Prepaids and other assets	358,051	378,453	313,586
Warehouse fund assets	56,845	56,050	121,191
Current assets	1,875,295	1,821,810	1,587,835
Other non-current assets	268,366	249,040	229,903
Warehouse fund assets	85,162	73,785	98,455
Fixed assets	249,469	251,462	229,124
Operating lease right-of-use assets	491,775	443,404	402,007
Deferred tax assets, net	90,442	93,857	82,439
Goodwill and intangible assets	3,863,806	3,855,109	3,482,741
Total assets	$6,924,315	$6,788,467	$6,112,504

Liabilities and shareholders' equity
Accounts payable and accrued liabilities	$1,064,611	$1,267,118	$965,253
Other current liabilities	116,351	112,963	110,191
Long-term debt - current	11,112	8,119	9,365
Mortgage warehouse credit facilities (2)	194,577	133,259	81,226
Operating lease liabilities - current	97,512	99,696	102,083
Liabilities related to warehouse fund assets	43,844	33,679	83,539
Current liabilities	1,528,007	1,654,834	1,351,657
Long-term debt - non-current	1,861,780	1,625,392	1,657,459
Operating lease liabilities - non-current	484,103	419,198	379,242
Other liabilities	98,455	129,776	130,121
Deferred tax liabilities, net	88,508	90,996	74,036
Liabilities related to warehouse fund assets	51,715	48,782	21,789
Redeemable non-controlling interests	1,296,493	1,285,046	1,156,652
Shareholders' equity	1,515,254	1,534,443	1,341,548
Total liabilities and equity	$6,924,315	$6,788,467	$6,112,504

Supplemental balance sheet information
Total debt (3)	$1,872,892	$1,633,511	$1,666,824
Total debt, net of cash and cash equivalents (3)	1,671,325	1,425,609	1,480,505
Net debt / pro forma adjusted EBITDA ratio (4)	2.3	2.0	2.2

Notes to Condensed Consolidated Balance Sheets
(1) Restricted cash consists primarily of cash amounts set aside to satisfy legal or contractual requirements arising in the normal course of business.
(2) Mortgage warehouse receivables represent mortgage loans receivable, the majority of which are offset by borrowings under mortgage warehouse credit facilities which fund loans that financial institutions have committed to purchase.
(3) Excluding mortgage warehouse credit facilities.
(4) Net debt for financial leverage ratio excludes restricted cash and mortgage warehouse credit facilities, in accordance with debt agreements.

Colliers International Group Inc.
Condensed Consolidated Statements of Cash Flows
(in thousands of US$)
	Three months ended
	March 31
(unaudited)	2026	2025

Cash provided by (used in)

Operating activities
Net earnings	$10,779	$8,918
Items not affecting cash:
Depreciation and amortization	68,000	63,402
Gains attributable to mortgage servicing rights	(11,315)	(4,039)
Gains attributable to the fair value of loan
premiums and origination fees	(10,790)	(4,569)
Deferred income tax	(5,572)	(9,184)
Other	33,472	19,349
	84,574	73,877

(Increase) decrease in accounts receivable, prepaid
expenses and other assets	(76,509)	30,274
Decrease in accounts payable, accrued
expenses and other liabilities	(4,651)	(38,392)
Decrease in accrued compensation	(220,853)	(152,477)
Contingent acquisition consideration paid	(2,970)	(2,268)
Mortgage origination activities, net	7,296	3,485
Purchases from AR Facility, net	25,687	1,025
Net cash used in operating activities	(187,426)	(84,476)

Investing activities
Acquisition of businesses, net of cash acquired	(45,042)	(9,485)
Purchases of fixed assets	(18,296)	(14,654)
Purchases of warehouse fund assets	(12,475)	(10,813)
Cash collections on AR Facility deferred purchase price	51,315	48,421
Other investing activities	(28,392)	(23,295)
Net cash used in investing activities	(52,890)	(9,826)

Financing activities
Increase in long-term debt, net	264,715	141,908
Purchases of non-controlling interests, net	(20,386)	(5,303)
Dividends paid to common shareholders	(7,666)	(7,592)
Distributions paid to non-controlling interests	(11,122)	(8,458)
Other financing activities	(3,801)	(1,177)
Net cash provided by financing activities	221,740	119,378

Effect of exchange rate changes on cash,
cash equivalents and restricted cash	10,288	(1,796)

Net change in cash and cash
equivalents and restricted cash	(8,288)	23,280
Cash and cash equivalents and
restricted cash, beginning of period	256,883	217,981
Cash and cash equivalents and
restricted cash, end of period	$248,595	$241,261

Colliers International Group Inc.
Segmented Results
(in thousands of US dollars)

	Commercial		Investment
(unaudited)	Real Estate	Engineering	Management	Corporate	Total
Three months ended March 31
2026
Revenues	$841,171	$336,847	$135,266	$188	$1,313,472
Net Revenues	736,256	284,342	129,266	188	1,150,052
Adjusted EBITDA	46,181	26,890	50,551	1,181	124,803
Operating earnings	16,449	2,461	15,399	696	35,005

2025
Revenues	$740,976	$273,870	$126,202	$122	$1,141,170
Net Revenues	633,987	240,418	119,157	122	993,684
Adjusted EBITDA	38,987	24,116	55,096	(2,155)	116,044
Operating earnings (loss)	13,848	(3,296)	32,907	(11,855)	31,604

Non-GAAP Measures
1. Reconciliation of revenues to net revenues

Net revenues are defined as revenues excluding subconsultant and other reimbursable direct costs in Commercial Real Estate and Engineering segments as well as historical pass-through performance fees in Investment Management segment to better reflect the operating performance of the business.

	Commercial		Investment
	Real Estate	Engineering	Management	Corporate	Total
Three months ended March 31
2026
Revenues	$841,171	$336,847	$135,266	$188	$1,313,472
Subconsultant and other direct costs	(104,915)	(52,505)	-	-	(157,420)
Historical pass-through performance fees	-	-	(6,000)	-	(6,000)
Net Revenues	$736,256	$284,342	$129,266	$188	$1,150,052

2025
Revenues	$740,976	$273,870	$126,202	$122	$1,141,170
Subconsultant and other direct costs	(106,989)	(33,452)	-	-	(140,441)
Historical pass-through performance fees	-	-	(7,045)	-	(7,045)
Net Revenues	$633,987	$240,418	$119,157	$122	$993,684

2. Reconciliation of net earnings to Adjusted EBITDA

Adjusted EBITDA is defined as net earnings, adjusted to exclude: (i) income tax; (ii) other income; (iii) interest expense; (iv) loss on disposal of operations; (v) depreciation and amortization, including amortization of mortgage servicing rights (“MSRs”); (vi) gains attributable to MSRs; (vii) acquisition-related items (including contingent acquisition consideration fair value adjustments, contingent acquisition consideration-related compensation expense and transaction costs); (viii) restructuring, optimization and integration costs and (ix) stock-based compensation expense, including related to the CEO’s performance-based long-term incentive plan (“LTIP”). We use Adjusted EBITDA to evaluate our own operating performance and our ability to service debt, as well as an integral part of our planning and reporting systems. Additionally, we use this measure in conjunction with discounted cash flow models to determine the Company’s overall enterprise valuation and to evaluate acquisition targets. We present Adjusted EBITDA as a supplemental measure because we believe such measure is useful to investors as a reasonable indicator of operating performance because of the low capital intensity of the Company’s service operations. We believe this measure is a financial metric used by many investors to compare companies, especially in the services industry. This measure is not a recognized measure of financial performance of the consolidated Company under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating Adjusted EBITDA may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to Adjusted EBITDA appears below.

	Three months ended
	March 31
(in thousands of US$)	2026	2025

Net earnings	$10,779	$8,918
Income tax	8,261	4,712
Other income, including equity earnings from non-consolidated investments	(6,903)	(4,574)
Interest expense, net	22,868	22,548
Operating earnings	35,005	31,604
Loss on disposal of operations	531	-
Depreciation and amortization	68,000	63,402
Gains attributable to MSRs	(11,315)	(4,039)
Equity earnings from non-consolidated investments	7,271	3,734
Acquisition-related items	15,353	9,381
Restructuring, optimization and integration costs	8,783	5,310
Stock-based compensation expense	1,175	6,652
Adjusted EBITDA	$124,803	$116,044

3. Reconciliation of net earnings and diluted net earnings per common share to adjusted net earnings and Adjusted EPS

Adjusted EPS is defined as diluted net earnings per share adjusted for the effect, after income tax, of: (i) the non-controlling interest redemption increment; (ii) loss on disposal of operations; (iii) amortization expense related to intangible assets recognized in connection with acquisitions and MSRs; (iv) gains attributable to MSRs; (v) acquisition-related items; (vi) restructuring, optimization and integration costs and (vii) stock-based compensation expense, including related to the CEO’s LTIP. We believe this measure is useful to investors because it provides a supplemental way to understand the underlying operating performance of the Company and enhances the comparability of operating results from period to period. Adjusted EPS is not a recognized measure of financial performance under GAAP, and should not be considered as a substitute for diluted net earnings per share from continuing operations, as determined in accordance with GAAP. Our method of calculating this non-GAAP measure may differ from other issuers and, accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net earnings to adjusted net earnings and of diluted net earnings per share to adjusted EPS appears below.

	Three months ended
	March 31
(in thousands of US$)	2026	2025

Net earnings	$10,779	$8,918
Non-controlling interest share of earnings	(4,291)	(5,729)
Loss on disposal of operations	531	-
Amortization of intangible assets	47,699	44,755
Gains attributable to MSRs	(11,315)	(4,039)
Acquisition-related items	15,353	9,381
Restructuring, optimization and integration costs	8,783	5,310
Stock-based compensation expense	1,175	6,652
Income tax on adjustments	(12,555)	(13,482)
Non-controlling interest on adjustments	(9,251)	(7,626)
Adjusted net earnings	$46,908	$44,140

	Three months ended
	March 31
(in US$)	2026	2025

Diluted net earnings per common share	$(0.47)	$(0.08)
Non-controlling interest redemption increment	0.59	0.15
Loss on disposal of operations, net of tax	0.01	-
Amortization expense, net of tax	0.56	0.56
Gains attributable to MSRs, net of tax	(0.13)	(0.05)
Acquisition-related items, net of tax	0.18	0.11
Restructuring, optimization and integration costs, net of tax	0.13	0.08
Stock-based compensation expense, net of tax	0.04	0.10
Adjusted EPS	$0.91	$0.87

Diluted weighted average shares for Adjusted EPS (thousands)	51,335	50,978

4. Reconciliation of net cash flow from operations to free cash flow

Free cash flow is defined as net cash flow from operating activities plus contingent acquisition consideration paid, less purchases of fixed assets, plus cash collections on AR Facility deferred purchase price less distributions to non-controlling interests. We use free cash flow as a measure to evaluate and monitor operating performance as well as our ability to service debt, fund acquisitions and pay dividends to shareholders. We present free cash flow as a supplemental measure because we believe this measure is a financial metric used by many investors to compare valuation and liquidity measures across companies, especially in the services industry. This measure is not a recognized measure of financial performance under GAAP in the United States, and should not be considered as a substitute for operating earnings, net earnings or cash flow from operating activities, as determined in accordance with GAAP. Our method of calculating free cash flow may differ from other issuers and accordingly, this measure may not be comparable to measures used by other issuers. A reconciliation of net cash flow from operating activities to free cash flow appears below.

	Three months ended
	March 31
(in thousands of US$)	2026	2025

Net cash used by operating activities	$(187,426)	$(84,476)
Contingent acquisition consideration paid	2,970	2,268
Purchases of fixed assets	(18,296)	(14,654)
Cash collections on AR Facility deferred purchase price	51,315	48,421
Distributions paid to non-controlling interests	(11,122)	(8,458)
Free cash flow	$(162,559)	$(56,899)

Trailing twelve months ended
(in thousands of US$)	March 31, 2026

2025 Annual free cash flow	$352,326
Add: Free cash flow for three months ended March 31, 2026	(162,559)
Less: Free cash flow for three months ended March 31, 2025	56,899
Trailing twelve months ended March 31, 2026 free cash flow	$246,666

5. Local currency revenue and Adjusted EBITDA growth rate and internal revenue growth rate measures

Percentage revenue and Adjusted EBITDA variances presented on a local currency basis are calculated by translating the current period results of our non-US dollar denominated operations to US dollars using the foreign currency exchange rates from the periods against which the current period results are being compared. Internal growth, presented as percentage revenue variance, is calculated assuming no impact from acquired entities in the current and prior periods. Revenue from acquired entities, including any foreign exchange impacts, are treated as acquisition growth until the respective anniversaries of the acquisitions. We believe that these revenue growth rate methodologies provide a framework for assessing the Company’s performance and operations excluding the effects of foreign currency exchange rate fluctuations and acquisitions. Since these revenue growth rate measures are not calculated under GAAP, they may not be comparable to similar measures used by other issuers.

6. Assets under management

We use the term assets under management (“AUM”) as a measure of the scale of our Investment Management operations. AUM is defined as the gross market value of operating assets and the projected gross cost of development assets of the funds, partnerships and accounts to which we provide management and advisory services, including capital that such funds, partnerships and accounts have the right to call from investors pursuant to capital commitments. Our definition of AUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

7. Fee paying assets under management

We use the term fee paying assets under management (“FPAUM”) to represent only the AUM on which the Company is entitled to receive management fees. We believe this measure is useful in providing additional insight into the capital base upon which the Company earns management fees. Our definition of FPAUM may differ from those used by other issuers and as such may not be directly comparable to similar measures used by other issuers.

8. Adjusted EBITDA from resilient revenue percentage

Adjusted EBITDA from resilient revenue percentage is computed on a trailing twelve-month basis and represents the proportion of Adjusted EBITDA (note 2) that is derived from Engineering, Outsourcing and Investment Management service lines. All these service lines represent medium to long-term duration revenue streams that are either contractual or repeatable in nature. Adjusted EBITDA for this purpose is calculated in the same manner as for our debt agreement covenant calculation purposes, incorporating the expected full year impact of business acquisitions and dispositions.

COMPANY CONTACTS:
Jay S. Hennick
Global Chairman &
Chief Executive Officer

Christian Mayer
Global Chief Financial Officer
& Chief Executive Officer,
Commercial Real Estate
(416) 960-9500